CITY OFFICE REIT, INC.

1075 West Georgia Street

Suite 2010

Vancouver, British Columbia, V6E 3C9

May 4, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul Patel

RE:	City Office REIT, Inc.
Registration Statement on Form S-3
File No. 333-210913
Filed on April 25, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, City Office REIT, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern Time, on May 6, 2016 or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Kate Saltz of Hunton & Williams LLP at (804) 788-8642.

[Signature page follows.]

Very truly yours,

CITY OFFICE REIT, INC.

By:	/s/ Anthony Maretic
Name:	Anthony Maretic
Title:	Chief Financial Officer, Treasurer and Secretary

[Signature Page to Acceleration Request]